

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2023

Willem Meintjes
Chief Financial Officer
Marvell Technology, Inc.
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801

      Re: Marvell Technology, Inc.
          Form 10-K for the Fiscal Year Ended January 29, 2022
          Form 10-Q for the Fiscal Quarter Ended October 29, 2022
          Form 8-K furnished December 1, 2022
          File No. 001-40357

Dear Willem Meintjes:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2022

Financial Statements
Notes to Consolidated Financial Statements
Note 10 Restructuring, page 87

1.   We note that the $119 million impairment represents 83% of the "Other" charges in the table on page 88 and a significant portion of total restructuring charges for Fiscal 2021. In this regard, please revise to separately present impairment charges in your tables that detail the components of the restructuring expenses. Refer to SAB Topic 5.P.4.

2.   In a related matter, your MD&A should be revised on page 48 to provide a robust discussion of the nature of your restructuring charges rather than just referencing the financial statement footnote.

Form 10-Q for the Fiscal Quarter Ended October 29, 2022

Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
Note 7. Goodwill and Acquired Intangible Assets, Net, page 20

3. We note that in the second quarter of fiscal 2023, you acquired IPR&D and hired staff to expand your engineering resources and this resulted in $20.1 million of IPR&D and $40 million of goodwill. As this appears to be an asset acquisition rather than a business combination, please clarify for us how this represents a business combination under ASC 805. Specifically refer to ASC 805-10-55-3A through 9.

Form 8-K furnished December 1, 2022

Exhibit 99.1 Earnings Release, page 9

4. We note you present several non-GAAP financial measures including, net income on a non-GAAP basis and net income per share on a non-GAAP basis, which include related income tax adjustments. It is not clear to us how you calculated the income tax adjustments related to these non-GAAP financial measures or how you determined the income tax adjustments comply with the response to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In this regard, we note your use of a 5 and 6% income tax rate related to the non-GAAP adjustments you recorded and, for the twelve months ended January 29, 2022 we note your effective income tax rate was about 12% on a GAAP basis and was much higher for the 2023 quarters. Please explain to us how you calculated the income tax adjustments related to these non-GAAP financial measures and how you determined the non-GAAP income tax adjustments are appropriate and comply with Question 102.11 or explain how you intend to revise your non-GAAP financial measures to comply with Question 102.11.

5. We note that several of your non-GAAP performance measures adjust for the amortization of acquired intangible assets. Please revise to disclose the specific nature of the amortization that is being excluded from the measure, and that while the expense is excluded, the revenue of the acquired company is reflected in the measure and that those assets contribute to revenue generation.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing